

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 5, 2006

Via Mail and Fax

Haig S. Bagerdjian
President and Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

> **RE:** **Point.360**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended June 30, 2006**
> **File Number: 000-21917**

Dear Mr. Bagerdjian:

We have reviewed your correspondence dated August 21, 2006 and the above referenced filings, and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated August 21, 2006

1. Refer to your response to comment number 1. You acknowledge that EBITDA is a liquidity measure. Accordingly, we continue to believe that EBITDA should be reconciled to the most directly comparable GAAP liquidity financial measure in accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K. Please revise your disclosure accordingly. In providing this reconciliation, please be mindful of the prohibition from excluding items that require cash settlement pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K except as specifically permitted therein for EBITDA.

2. Refer to your response to comment number 4. Please disclose in your revenue accounting policy that revenues include freight. To the extent that such is not material or less than 10% of total revenue, so disclose.

3. Refer to your response to comment number 7. To the extent true, disclose in the notes to the financial statements that all intangible assets subject to amortization have been fully amortized at the latest balance sheet date presented. Also, confirm to us that you will revise the accounting policy disclosure in regard to your goodwill impairment assessment consistent with the process specified in paragraphs 19 through 21 of FAS 142, as supported by the impairment analysis accompanying your response to comment number 18. Your disclosure should also include the methodology for determining fair value measurements and the reporting units and basis for same used in the evaluation.

4. Refer to your response to comment number 14. We note that you have expanded your disclosure in the June 30, 2006 Form 10-Q in regard to FAS 123R. However, it appears that the following disclosures are applicable and lacking:
    a) weighted average grant date fair value of options granted during the year (paragraph A240(c)(1));
    b) total intrinsic value of options exercised and total fair value of options vested during the year (A240(c)(2));
    c) information in regard to fully vested options (A240(d));
    d) description of expected term and volatility assumptions (A240(e)(2)(a) and (b));
    e) tax benefit recognized related to compensation recognized (A240(g)(1));
    f) tax benefit realized from options exercised during the period (A240(i)); and
    g) policy for issuing shares upon option exercise, including the source of those shares (A240(k)).

    Please expand your disclosure as appropriate. Refer to SAB Topic 14.H, Question 1 for guidance.

5. Refer to your response to comment number 18 in regard to the impairment analysis provided. We note the distinction in the analysis between filmed entertainment and television advertising. It appears that the economic characteristics of these may be sufficiently dissimilar to warrant consideration as separate reporting units for goodwill impairment testing as well as separate reportable segments for segment disclosures. In this regard, please explain to us in detail why it is appropriate that you have only one reporting unit for goodwill impairment testing and only one reportable segment for segment reporting. Advise us how goodwill is allocated between these components, your basis of managing the components, and information provided to your chief operating decision maker in regard to the components.

6. Further, we note that the key assumptions of net sales, cost of sales and operating expenses reflected in the impairment analysis appear to be more optimistic than your actual experience over the last five fiscal years indicates. Moreover, you have assigned a decidedly greater weight of probability to the moderate case when your historical experience appears to be more aligned with the low case scenario. Please explain to us in detail why these assumptions are appropriate and reasonable under the circumstances.

Form 10-Q: For the Period Ended June 30, 2006

Notes to the Consolidated Financial Statements, page 5
Note 3 – Sale of Real Estate, page 5

7. Please clearly disclose all significant terms of the leaseback, such as the minimum lease payment amount and payment period, lease renewal options, any associated contingency and executory payments, etc. Disclose whether you account for the lease as a capital or operating lease, and explain to us why you believe the accounting treatment applied is appropriate.

        You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

                                                Sincerely,

                                                Michael Fay
                                                Accounting Branch Chief

cc: Alan R. Steel, Executive Vice President, Finance and Administration, and
      Chief Financial Officer